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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 20)*

                              BIOVAIL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   09067K106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 EUGENE MELNYK
                              BIOVAIL CORPORATION
                             7150 MISSISSAUGA ROAD
                          MISSISSAUGA, ONTARIO L5N 8M5
                                     CANADA
                                 (905) 286-3000
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 APRIL 30, 2006
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: An EDGAR version of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 09067K106                     13D                    PAGE 2 OF 9 PAGES
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    Eugene Melnyk
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]

    (b) [ ]

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    PF
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant
    to Items 2(d) OR 2(e)  [ ]
    N/A
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Canada
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    22,833,450
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    190,496
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    22,833,450
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    190,496
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     23,023,946
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)
     [X]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     14.4%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

INTRODUCTION

         This Amendment No. 20 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 30, 1994, as amended by Amendment No. 1 thereto filed with the SEC on April 11, 1995, Amendment No. 2 thereto filed with the SEC on September 25, 1996, Amendment No. 3 thereto filed with the SEC on March 11, 1997, Amendment No. 4 thereto filed with the SEC on May 6, 1997, Amendment No. 5 thereto filed with the SEC on January 13, 1998, Amendment No. 6 thereto filed with the SEC on March 26, 1998, Amendment No. 7 thereto filed with the SEC on September 28, 2001, Amendment No. 8 thereto filed with the SEC on January 15, 2002, Amendment No. 9 thereto relating to the event date of February 1, 2002, Amendment No. 10 thereto relating to the event date of May 8, 2002, Amendment No. 11 thereto relating to the event date of November 28, 2002, Amendment No. 12 thereto relating to the event date of August 6, 2003, Amendment No. 13 thereto relating to the event date of November 7, 2003, Amendment No. 14 thereto relating to the event date of December 9, 2003, Amendment No. 15 thereto relating to the event date of January 14, 2004, Amendment No. 16 thereto relating to the event date of March 19, 2004, Amendment No. 17 thereto relating to the event date of August 12, 2004, Amendment No. 18 thereto relating to the event date of August 26, 2004 and Amendment No. 19 thereto relating to the event date of March 15, 2005 (as so amended, the "Schedule 13D"), with respect to the common stock, no par value (the "Common Stock"), of Biovail Corporation (the "Company"). The items amended hereby are amended and restated in their entirety. Except as amended by this Amendment No. 20, the Schedule 13D, as heretofore filed with the SEC, shall remain in full force and effect.

ITEM 1.  SECURITY AND ISSUER.

         This amendment relates to the Common Stock of the Company. The Company's principal office is located at 7150 Mississauga Road, Mississauga, Ontario L5N8M5, Canada.

ITEM 2.  IDENTITY AND BACKGROUND.

         This amendment is being filed by Eugene Melnyk, the Chairman of the Board and a director of the Company. The filing of this amendment shall not be construed as an admission that Mr. Melnyk is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities reported on herein except for the securities stated herein to be beneficially owned by Mr. Melnyk.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Melnyk has sold in open market transactions an aggregate of 2,263,600 shares of Common Stock of the Company. Schedule A contains a description of Mr. Melnyk's sales pursuant to such transactions. In addition, Mr. Melnyk has purchased an aggregate of 2,263,600 additional call options, as described on Schedule B. He has also exercised an aggregate of 1,363,600 call options, and 1,496,200 options have expired, as described on Schedule C.

         The source of funds to pay for the purchase of such call options is personal funds of Mr. Melnyk's.

ITEM 4.  PURPOSE OF TRANSACTION.

         The first paragraph of Item 3 is incorporated by reference in this Item 4.

         The purpose of purchasing additional call options is to provide Mr. Melnyk with the opportunity to maintain his position in the Company's Common Stock.

         Mr. Melnyk's acquisition of the securities of the Company has been for the purpose of investment. However, Mr. Melnyk retains his right to acquire shares of Common Stock and to dispose of shares of Common Stock. In determining whether to purchase or dispose of shares of Common Stock, Mr. Melnyk intends to consider and review various factors on a continuous basis, including the Company's financial condition, business and prospects, other developments concerning the Company, the price and availability of shares of Common Stock, other investment and business opportunities available to Mr. Melnyk, and developments with respect to general economic, monetary and stock market conditions.

         Except as otherwise described herein, Mr. Melnyk has no plan or proposal with respect to the Company which relates to or would result in any of the matters listed in Items 4 (a) - (j) of Schedule 13D. However, in addition to the rights reserved above, Mr. Melnyk retains his rights to modify his plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Company and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of April 30, 2006, Mr. Melnyk may be deemed to be the beneficial owner of 23,023,946 shares of Common Stock (including 18,942,350 shares that are owned directly by Mr. Melnyk and indirectly by a wholly-owned company of Mr. Melnyk's, 95,100 shares held by the Eugene Melnyk Registered Retirement Savings Plan, 190,496 shares held by Laura Melnyk (Mr. Melnyk's wife), 1,940,300 shares which are subject to options granted pursuant to incentive plans of the Company exercisable within 60 days held by Mr. Melnyk, and call options on 1,855,700 shares exercisable within 60 days), which constitute in the aggregate 14.4% of the shares of Common Stock outstanding. In addition, Mr. Melnyk owns options granted pursuant to incentive plans of the Company to purchase 187,500 shares of Common Stock and call options on 548,100 shares, none of which are exercisable within 60 days of the date of this amendment.

         Except as described in the preceding paragraph, Mr. Melnyk does not beneficially own any shares of Common Stock.

         (b) Except as set forth in the next sentence, Mr. Melnyk has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Common Stock beneficially owned by him. Mr. Melnyk shares with Laura Melnyk (his wife) the power to vote, direct the voting of, dispose of and direct the disposition of the Common Stock beneficially held by her.

         (c) Except as described in Items 3 and 5 hereof, there were no transactions of Mr. Melnyk in the Common Stock since the filing of Amendment No. 19.

         (d) Except as set forth in Item 5(b) or in the succeeding sentences, Mr. Melnyk has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned beneficially by him. Certain of the shares of Common Stock have been pledged to a bank to secure lines of credit of up to US$7 million and up to US$10 million, respectively. Both of these credit facilities are available to Mr. Melnyk. Additional shares of Common Stock have been pledged to a bank to secure a personal guarantee given by Mr. Melnyk in the amount of C$10 million in connection with a credit facility for a company (unrelated to the Company) controlled by Mr. Melnyk. Certain of the shares of Common Stock from time to time may be held in one or more securities accounts, the securities in which secure margin debt.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The first paragraph of Item 3 and Item 5(d) is incorporated by reference in this Item 6.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May ___, 2006


                                        /s/ Eugene Melnyk
                                        ----------------------------------------
                                        Eugene Melnyk

                                   SCHEDULE A
           Sale of Common Stock by Reporting Person on the Open Market
                            Biovail Corporation (BVF)


TRANSACTION DATE                     # OF SHARES            PRICE              AMOUNT
----------------                     -----------            -----              ------

November 18, 2005                       200,000          $ 22.2668          $  4,453,361
November 21, 2005                       200,000          $ 21.9200          $  4,384,000
January 19, 2006                        656,800          $ 24.8817          $ 16,342,301
January 24, 2006                        250,000          $ 25.1788          $  6,294,700
January 25, 2006                        250,000          $ 23.0370          $  5,759,250
April 18, 2006                          250,000          $ 25.0253          $  6,256,325
April 19, 2006                          175,000          $ 25.0042          $  4,375,735
April 20, 2006                          251,800          $ 24.8405          $  6,254,838
April 21, 2006                           30,000          $ 24.9979          $    749,937
                                      ---------
TOTAL                                 2,263,600

                                  SCHEDULE B
                 Purchase of Call Options by Reporting Person
                          Biovail Corporation (BVF)


                                      # OF
                                   UNDERLYING
TRANSACTION DATE                     SHARES           PRICE
----------------                   ----------        --------
November 18, 2005                    200,000         $ 0.9000
November 21, 2005                     50,400         $ 0.8000
                                      29,300         $ 0.8500
                                     120,300         $ 0.9000
January 19, 2006                     376,000         $ 5.8229
                                     280,800         $ 3.9481
January 24, 2006                      10,000         $ 2.3000
                                     189,000         $ 3.4195
                                      51,000         $ 2.5003
January 25, 2006                      40,000         $ 1.3000
                                     210,000         $ 2.3815
 April 18, 2006                      150,000         $ 0.8133
 April 19, 2006                      194,800         $ 0.9196
 April 20, 2006                      328,500         $ 1.0673
 April 21, 2006                       33,500         $ 1.2000
                                   ---------
TOTAL                              2,263,600

                                   SCHEDULE C
              Expiry / Exercise of Call Options by Reporting Person
                            Biovail Corporation (BVF)


                                       EXPIRATION
TRANSACTION DATE                          DATE               STRIKE PRICE        # EXERCISED         # EXPIRED
----------------                       ----------            ------------        -----------         ---------
January 19, 2006                        21-Jan-06                $22.50             280,800
                                        21-Jan-06                $20.00             353,000
                                        21-Jan-06                $17.50              23,000
January 21, 2006                        21-Jan-06                $25.00                                400,000
February 13, 2006                       13-Feb-06                $22.50                                301,250(1)
                                        13-Feb-06                $22.50                                197,350(1)
February 17, 2006                       17-Feb-06                $22.50                                 49,500(1)
April 12, 2006                          12-Apr-06                $22.50                                197,350(2)
April 13, 2006                          13-Apr-06                $22.50                                301,250(2)
April 17, 2006                          17-Apr-06                $22.50                                 49,500(2)
April 18, 2006                          21-Apr-06                $22.50             200,000
April 18, 2006                          21-Apr-06                $25.00              50,000
April 19, 2006                          21-Apr-06                $22.50              80,800
April 19, 2006                          21-Apr-06                $20.00              94,200
April 20, 2006                          21-Apr-06                $20.00             251,800
April 21, 2006                          21-Apr-06                $20.00              30,000
                                                                                  ---------          ---------
TOTAL                                                                             1,363,600          1,496,200


(1) EXPIRATION OF CALL OPTIONS. RECEIPT OF CASH PAYMENT OF $2.46 AND $3.11 PER OPTION EXPIRING ON FEB 13 & FEB 17, RESPECTIVELY,BEING THE DIFFERENCE BETWEEN MARKET & EXERCISE PRICE ON EXPIRY, AS PER TERMS OF OPTIONS

(2) EXPIRATION OF CALL OPTIONS. RECEIPT OF CASH PAYMENT OF $2.97, $3.02 and $2.85 PER OPTION EXPIRING ON APRIL 12, 13 AND 17 RESPECTIVELY, BEING THE DIFFERENCE BETWEEN MARKET & EXERCISE PRICE ON EXPIRY, AS PER TERMS OF OPTIONS